UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For August 8, 2018

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

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Contacts in Buenos Aires, Argentina
Investor Relations Leandro Perez Castaño, Finance & IR Manager leandro_perez@tgs.com.ar Carlos Almagro, Investor Relations calmagro@tgs.com.ar Tel: (+5411) 4865-9077	Media Relations Mario Yaniskowski Tel: (+5411) 4865-9050 ext. 1238

http://www.tgs.com.ar/Investors

TGS Announces Results for the First Half and Second Quarter

ended on June 30, 2018

FOR IMMEDIATE RELEASE: Wednesday August 8, 2018

Buenos Aires, Argentina - Transportadora de Gas del Sur S.A. (“TGS” or “the Company”) (NYSE: TGS, MERVAL: TGSU2) reported today a net comprehensive income of Ps. 1,099.9 million, or Ps. 1.388 per share (Ps. 6.941 per ADS), for the second quarter ended June 30, 2018, compared with a comprehensive net income of Ps. 635.6 million, or Ps. 0.800 per share (Ps. 4.001 per ADS), for the same period in 2017.

During the first half of 2018, total income amounted to Ps. 2,834.9 million or 3.573 per share (Ps. 17.865 per ADS), compared to Ps. 1,300.4 million, or Ps. 1.637 per share (Ps. 8.184 per ADS) for the same period in 2017.

The operating profit for the first half of 2018 amounted to Ps. 5,724.9 million, Ps. 3,467.9 million above the operating profit recorded in the 2017 same period.

It is worth noting that:

• Net revenues reached Ps. 11,744.8 million, a Ps. 6,268.8 million increase compared to the same 2017 period. This increase was mainly due to higher net revenues from the Natural Gas Transportation and Natural Gas Liquids ("Liquids") Production and Commercialization segments, which grew by Ps. 3,576.2 million and Ps. 2,413.4 million, respectively.

• Operating costs, including depreciation of fixed assets, increased by Ps. 1,886.8 million, or 65.6% from the same period in 2017.

• Administrative and selling expenses rose by Ps. 352.4 million from the same period in 2017.

• Other operating results rose by Ps. 561.7 million from the same period in 2017.

The financial results had a negative effect of Ps. 1,435.2 million mainly related to a greater depreciation of the Argentine peso against the US dollar in the 2018 period.

On March 27, 2018, the Executive Branch of the Argentine Government issued the Decree No. 250/2018 (the “Decree 250”) ratifying the 2017 Integral Renegotiation Agreement. This decree represents the conclusion of the Integral Tariff Review process (“RTI” for its acronym in Spanish) and the completion of the 2017 Transitional Agreement, and thus, the final renegotiation of the license after seventeen years of negotiations.

As a result, (i) TGS is entitled to the final tariff increase stipulated in Resolution No. 4362/2017 (“Resolution 4362”, finally granted by Resolution No. 310/2018 –“Resolution 310”-), and (ii) on June 26, 2018, TGS and its shareholders withdrew all claims made against the Government due to the impact in its business as a result of the Public Emergency Law, including the ICSID Claim.

The completion of the RTI process and the recomposition of the tariff framework for the Natural Gas Transportation segment represents a fundamental milestone in the history of

TGS as it will allow the execution of an ambitious works plan to provide a quality, safe and reliable service, which will be implemented through the five-year period starting April 2017 to March 2022 (the "Five-Year Plan"). Said plan will imply works for approximately Ps. 6,787 million using December 2016 values.

First Half 2018 vs. First Half 2017

For the first half 2018, TGS posted total net revenues of Ps. 11,744.8 million, a Ps. 6,268.8 million increase compared to Ps. 5,476.0 million recorded in the 2017 period.

Revenues from the Natural Gas Transportation segment are mainly derived from firm contracts, under which pipeline capacity is reserved and paid, regardless of actual usage by the shipper. The Company also provides interruptible natural gas transportation services subject to availability in the pipeline capacity. In addition, TGS renders operation and maintenance services of the Natural Gas Transportation facilities for certain gas trusts (fideicomisos de gas) created by the Argentine Government to expand capacity in the Argentine natural gas transportation pipeline system. In November 2005, ENARGAS created the Charge for Access and Use (“CAU”) to compensate TGS for the operation and maintenance of the Natural Gas Transportation assets which belong to the Gas Trusts.

This business segment is subject to the ENARGAS regulation.

The Natural Gas Transportation business segment represented approximately 47% and 35% of TGS’ total revenues during the first halves of 2018 and 2017, respectively.

Revenues derived from Natural Gas Transportation segment in the six-month period ended June 30, 2018 increased by Ps. 3,576.2 million, compared to the same period in 2017. The positive variation is mainly due to the application of the following weighted average tariff increases:

• Resolution No. 4362/2017 starting April 1, 2017, equivalent to 58%;

• Resolution No. 120/2017 starting December 1, 2017, equivalent to 78%; and,

• Resolution No. 310/2018 starting April 1, 2018, equivalent to 50%.

Liquids Production and Commercialization revenues accounted for approximately 48% and 58% of the total revenues in the first halves ended June 30, 2018 and 2017, respectively. Liquids Production and Commercialization consists of natural gas processing activities conducted at the Cerri Complex, located near the city of Bahía Blanca, Province of Buenos Aires, where all of TGS’s main natural gas pipelines connect, and where ethane, propane, butane and natural gasoline are recovered. The Company commercializes Liquids for its own account.

Liquids revenues increased Ps. 5,588.2 million in the first half of 2018, comparing to the first half of 2017. This effect was mainly due to the impact of the depreciation of the exchange rate on sales denominated in US dollars, which amounted to Ps. 1,077.1 million along with the increase in international reference prices by Ps. 661.6 million.

The volumes shipped rose 12.0%, or 57,517 tons in the first half of 2018. It is worth noting that the increase in tons dispatched was mainly related to higher quantities of ethane delivered to Polisur. This effect was partially offset by lower tons exported.

Other Services business segment includes midstream and telecommunication activities. As a percentage of the Company’s total net revenues, this segment accounted for approximately 5% and 7% of the net revenues in the first halves of 2018 and 2017, respectively. Midstream services include natural gas treatment, separation, and removal of impurities from the natural gas stream, as well as natural gas compression, rendered at the wellhead typically for natural gas producers. In addition, TGS provides services related to pipeline and compression plant construction, operation and maintenance of pipelines and compressor plants services, as well as steam generation for electricity production. Telecommunication services are rendered through Telcosur S.A., a company controlled by TGS. Telcosur S.A., which provides services as an independent carrier of carriers to leading telecommunication operators and corporate customers located in its service area.

Other services revenues increased by Ps. 279.2 million in the first half of 2018 compared to the same period in the previous year. The increase is mainly due to the variation in the exchange rate on sales denominated in that currency amounting to Ps. 100.6 million and additional services related to: (i) construction for Ps. 67.7 million, (ii) operation and maintenance for Ps. 64.9 million and (iii) natural gas compression and treatment services totaling Ps. 31.9 million.

Cost of sales and administrative and selling expenses rose by approximately Ps. 2,239.2 million in the first half of 2018 compared to same period in 2017. This variation is mainly due to: (i) the increase in the price and volumes of natural gas used as Replacement of Thermal Plant Reduction in the Cerri Complex ("RTP") of Ps. 1,074.3 million, (ii) higher third parties services and fees for Ps. 409.7 million, (iii) higher turnover tax for Ps. 207.6 million, (iv) higher labor costs for Ps. 198.5 million, and (v) higher charges for the preservation of fixed assets, including depreciation of Ps. 212.4 million.

Other operating results recorded a negative variation of Ps. 561.7 million, mainly resulting from the payment made which amounted to Ps. 553.4 million (US$ 21.3 million), due to the resolution of the arbitration initiated by Pan American Energy LLC Argentine Branch and Pan American Sur S.A. before the International Court of Arbitration on May 8, 2015 against the Company for US$ 306.3 million (the "Arbitration").

In the first half of 2018, financial results decreased by Ps. 1,435.2 million compared to the same 2017 period. This variation is mainly explained by (i) the negative exchange variation of Ps. 1,776.1 million registered during the first half of 2018 compared to the same period of 2017, (ii) the charge for Ps. 147.3 million related to the premium paid to cancel the notes issued in February 2014, (iii) the higher interest accrued by the Class 2 Notes maturing on May 2, 2025, for US$ 500 million (the "2018 Notes") and (iv) the impact of the higher average exchange rate on total interests in US dollars. These effects were partially offset by higher interest generated by the financial assets of Ps. 722.9 million.

Second quarter 2018 vs. Second quarter 2017

During the second quarter of 2018 TGS posted total net revenues of Ps. 6,797.4 million, compared to Ps. 2,920.8 million recorded in the same 2017 period, increasing Ps. 3,876.6 million.

Revenues derived from Natural Gas Transportation segment in the second quarter of 2018 increased by Ps. 2,123.9 million, compared to the same period in 2017. This positive variation is mainly due to the effect of the full application of the tariff increase granted by resolutions 120 and 310 in the 2018 period.

During the second quarter of 2018 Liquids revenues increased Ps. 1,582.0 million from the second quarter of 2017. This increase was mainly related to the variation of the exchange rate on sales denominated in US dollars, which amounted to Ps. 684.7 million, and the Ps. 361.0 million resulting from the increase in prices.

Additionally, total volumes dispatched increased 21.8%, or 48,766 tons from the second quarter of 2017, representing a positive variation of Ps. 444.2 million in net revenues.

Other services revenues increased by Ps. 170.7 million in the 2018 second quarter, compared to the same period in the previous year. The increase corresponds mainly to the effect of the variation in the exchange rate on sales denominated in US dollars amounting to Ps. 63.6 million. Additionally, during the second quarter of 2018, higher services were recorded due to: (i) construction services for Ps. 51.5 million, (ii) compression and treatment of natural gas for Ps. 26.2 million and (iii) operation and maintenance for Ps. 16.7 million.

Cost of sales and administrative and selling expenses rose by approximately Ps. 1,453.3 million in the second quarter of 2018 compared to same period in 2017. This variation is mainly due to: (i) the increase in the cost of natural gas used as Replacement of Thermal Plant Reduction in the Cerri Complex ("RTP") of Ps. 759.8 million, (ii) higher fees and third party services adding to Ps. 243.1 million, (iii) higher charges for the preservation of fixed assets and depreciation amounting to Ps. 138.3 million, (iv) higher turnover tax for Ps. 119.5 million, and (v) higher labor costs of Ps. 118.9 million.

The other operating results recorded a negative variation of Ps. 486.8 million mainly explained by the payment of Ps. 553.4 million following Arbitration resolution.

In the second quarter of 2018, the financial results recorded a negative variation of Ps. 1,294.3 million compared to the same 2017 period. This variation is mainly due to: (i) a foreign exchange rate loss amounting to Ps. 1,545.2 million as a result of the devaluation of the Argentine peso against the US dollar over the net liability position in foreign currency, (ii) the charge for Ps. 147.3 million corresponding to the premium paid for the prepayment of the notes issued in February 2014, (iii) the higher interest generated by the 2018 Notes for Ps. 91.5 million, and (iv) the effect of the higher exchange rate on interest generated by financial indebtedness. These effects were partially offset by higher interest generated by financial assets of Ps. 602.1 million.

Liquidity and Capital Resources

The net positive variation in cash and cash equivalents in the first half of 2018 was Ps. 2,703.9 million higher than the cash and cash equivalents variation reported in the same period of 2017.

The increase in net cash flow was due to a higher cash flow generated by the operations totaling Ps. 758.5 million, primarily resulting from an improved operating income, which was partially offset by a higher income tax payment and the negative variation in working capital.

On the other hand, the reduction of the net cash flow used for investing activities rose by Ps. 3,376.6 million as additional investments were made that were not considered as cash equivalents, and higher payments for property, plant and equipment acquisition.

The net cash flow generated by financing activities increased by Ps. 5,322.1 million as a result of the successful placement of Class 2 Notes maturing on May 2, 2025, for US$ 500 million (the "2018 Notes"). This placement was made, after having received offers exceeding US$ 3 billion, at an issuance price of 99.725% of the nominal value and at a fixed interest rate of 6.75% nominal per annum with a yield of 6.8%.

The proceeds of the 2018 Notes of US$ 495.5 million were allocated to repurchase the Class 1 Notes (and related expenses) totaling US$ 86.5 million and to the total redemption of Class 1 Notes for US$ 120.7 million. The remainder of the funds raised will be mainly used to finance the construction projects of gas pipelines and a treatment plant in Vaca Muerta.

On the other hand, during the first half of 2018, the Company allocated Ps. 521.0 million to the share repurchase program approved by the Board of Directors of the Company on May 9, 2018.

Second quarter 2018 earnings conference call

TGS will host a conference call on August 9, 2018, at 10:00 am New York time to discuss this announcement. To listen to the call from The United States of America contact to: +1-877-407-9210, outside the United States of America contact to: +1-201-689-8049. To view the webcast, go to www.tgs.com/investors.

TGS is Argentina’s leading transporter of natural gas, as it operates a natural gas pipeline system with a current firm contracted capacity of approximately 2.9 Bcf/d. The Company is also Argentina’s leading processor of natural gas and one of the largest marketers of Liquids. TGS is listed on both, the New York and Buenos Aires stock exchanges, under the ticker symbols TGS and TGSU2, respectively. TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which holds 51% of the Company’s common stock. CIESA is under co-control of: (i) Pampa Energía S.A. which holds 10% of

CIESA’s common stock, (ii) CIESA Trust (whose trustee is TMF Trust Company (Argentina) S.A. and whose beneficiary is Petrobras Hispano Argentina S.A. -a wholly owned company by Pampa Energía S.A.- who has a trust shareholding of 40%, and (iii) Grupo Inversor Petroquímica S.L. (member of Grupo GIP, wholly owned by Sielecki’s family) and PCT LLC, who directly and indirectly jointly with WST S.A. (member of Grupo Werthein) through PEPCA S.A., own the remaining 50% of CIESA’s shareholding.

This press release includes forward-looking statements within the meaning of Section 27 A of the Securities Act of 1933, as amended. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks. Although the Company has made reasonable efforts to ensure that the information and assumptions on which these statements and projections are based are current, reasonable and complete, a variety of factors could cause actual results to differ materially from the projections, anticipated results or other expectations contained in this release. Neither the Company nor its management can guarantee that anticipated future results will be achieved. Investors should refer to the Company’s filings with the U.S. Securities and Exchange Commission for a description of important factors that may affect actual results.

Exhibit I

Transportadora de Gas del Sur S.A.
Financial and Operating Data for the second quarter and first halves ended June 30, 2018 and 2017

(In millions of Argentine pesos, except for per share and per ADS information in pesos or where otherwise indicated)

	2nd Quarter		1st half	
	2018	2017	2018	2017
Natural Gas Transportation	3,318.3	1194.4	5,497.5	1,921.3
Liquids Production and Commercialization	3,102.5	1,520.5	5,588.2	3,174.8
Other Services	376.6	205.9	659.1	379.9
Net Revenues	**6,797.4**	**2,920.8**	**11,744.8**	**5,476.0**
Operating costs	(2,635.5)	(1,382.3)	(4,571.4)	(2,716.4)
Depreciation	(98.2)	(85.0)	(191.5)	(159.7)
Cost of sales	**(2,733.7)**	**(1,467.3)**	**(4,762.9)**	**(2,876.1)**
Gross Profit	**4,063.7**	**1,453.5**	**6,981.9**	**2,599.9**
Administrative and Selling Expenses	(414.2)	(227.3)	(727.1)	(374.7)
Other Operating Results	(523.3)	(36.5)	(529.9)	31.8
Operating profit	**3,126.2**	**1,189.7**	**5,724.9**	**2,257.0**
Net Financial Results	(1,553.0)	(258.7)	(1,687.5)	(252.3)
Share of profit from associates	0.1	(0.1)	0.3	0.0
Total comprehensive income before Income Tax	**1,573.3**	**930.9**	**4,037.7**	**2,004.7**
Income Tax expense	(473.4)	(295.3)	(1,202.8)	(704.3)
Total comprehensive income	**1,099.9**	**635.6**	**2,834.9**	**1,300.4**
Earnings per share	**1.388**	**0.800**	**3.573**	**1.637**
Earnings per ADS	**6.941**	**4.001**	**17.865**	**8.184**

Operating Data

	2nd Quarter		1st half	
	2018	2017	2018	2017
Transmission Volumes (millions of cf/d)				
Average firm contracted capacity	2,871.8	2,782.6	2,871.0	2,779.6
Average deliveries	2,656.3	2,532.2	2,393.3	2,290.0
Processing sales (thousands of short tons)				
Ethane	124.9	96.9	243.3	165.2
Propane	79.8	84.5	153.4	190.5
Butane	60.0	33.7	126.9	110.5
Natural Gasoline	35.7	31.5	68.9	62.9

Exhibit II

Transportadora de Gas del Sur S.A.

Consolidated Business Segment Information for the six-month periods ended June 30, 2018 and 2017

(In millions of Argentine pesos)

Breakdown of Net Financial Results

for the six-month periods ended June 30, 2018 and 2017

(In millions of Argentine pesos)

Exhibit III

                                                                                                 Exhibit IV

Transportadora de Gas del Sur S.A.

Consolidated Statement of Cash Flows for the six-month periods ended June 30, 2018 and 2017

(In millions of Argentine pesos)

	2018	2017
Cash flows provided by operating activities		
Total comprehensive income for the period	2,834.9	1,300.5
Reconciliation of net income to cash flows provided by operating activities:		
Depreciation of property, plant and equipment	211.8	172.6
Consumption of materials	3.2	4.8
Increase in allowances and provisions	35.6	71.5
Share of profit from associates	(0.3)	-
Interest expense accrual	561.1	187.4
Interest income on Other financial assets other than cash and cash equival	(569.8)	(13.8)
Income tax	1,202.8	704.3
Foreign exchange loss	1,770.0	94.4
Changes in assets and liabilities:		
Other financial assets at fair value through profit or loss	(54.8)	-
Trade receivables	(987.3)	(7.2)
Other receivables	(519.4)	11.5
Inventories	(369.7)	(57.7)
Trade payables	(104.8)	(264.2)
Payroll and social security taxes	(11.5)	(7.9)
Taxes payable	(2.7)	17.8
Income tax	-	(126.4)
Other payables	8.8	29.4
Provisions	1.5	(141.9)
Interest paid	(218.8)	(143.3)
Income tax paid	(1,523.8)	(326.0)
Contract liabilities	(18.9)	-
Advances from customers	-	(16.4)
Cash flows provided by operating activities	**2,247.9**	**1,489.4**
Cash flows used in investing activities		
Additions to property, plant and equipment	(1,211.3)	(378.9)
Financial assets other than cash equivalents	(3,177.0)	(632.8)
Cash flows used in investing activities	**(4,388.3)**	**(1,011.7)**
Cash flows used in financing activities		
Advances from customers	(3,703.7)	-
Payment of loans	(928.8)	(5.0)
Dividends paid to the Company's shareholders	10,470.8	-
Cost of adquisition of treasury shares	(521.3)	-
Cash flows provided by / (used) in financing activities	**5,317.0**	**(5.0)**
Net increase in cash and cash equivalents	**3,176.6**	**472.7**
Cash and cash equivalents at the beginning of the year	2,652.8	1,555.1
Foreign exchange gains on cash and cash equivalents	2,929.7	34.7
Cash and cash equivalents at the end of the period	**8,759.1**	**2,062.5**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
	Name:	Alejandro M. Basso
	Title:	Vice President of Administration, Finance and Services

By:	/s/Hernán Diego Flores Gómez
	Name:	Hernán Diego Flores Gómez
	Title:	Legal Affairs Vice president

Date: August 8, 2018